FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               22 March, 2005


                                    O2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Trading Statement sent to the London Stock Exchange on 22 March, 2005 press release

PR0508

            2004/05 PRELIMINARY RESULTS - PRE-CLOSE UPDATE STATEMENT

Released: 22 March 2005

In accordance with normal practice, O2 plc is today issuing the following update prior to entering the Close period for its Preliminary Results for the 12 months to 31 March 2005, which are scheduled to be announced on 18 May 2005.

1.   2004/05 Financial Year

-    Previous guidance maintained

O2's operating businesses are continuing to deliver superior growth in revenue and EBITDA, and are expected to report full-year financial and operating results in line with the company's most recent guidance:

-    O2 UK

Full-year net service revenue growth is expected to be in the range 12-15%, with slower growth in the second half reflecting the impact of the approximately 30% cut in termination rates in September, the loss of the BT contract, and the general competitiveness of the market.

The full-year EBITDA margin is expected to be stable on a like-for-like basis, with the reported margin reflecting the transfer to O2 UK at the start of the year of a substantial part of the O2 Online and Products O2 functions.

-    O2 Germany

Strong service revenue growth is expected for the full-year, driven by the continuing rapid growth in the customer base and stable ARPU.

The full-year EBITDA margin is expected to be in the high teens, with the second-half margin expected to be slightly lower than the first half, due to the significantly faster rate of customer acquisition seen during this period.

-    O2 Ireland

Service revenue growth in the low teens is expected for the full-year, higher than previously anticipated, and expected to result in a slightly lower full-year EBITDA margin.

-    Group P&L

The current range of analysts' forecasts for full-year EBITDA (before exceptionals) is believed to be from GBP1.72 billion to GBP1.78 billion, with the average being GBP1.75 billion. The full-year EBITDA reported is expected to be in line with this consensus estimate.

The current range of analysts' full-year forecasts for underlying earnings per share (before exceptional items, goodwill and UMTS licence amortisation) is believed to be from around 8.0 pence to over 9.0 pence. The underlying earnings per share is expected to be slightly below the mid-point of this range, reflecting higher depreciation and amortisation charges.

-    Exceptional items

In order to deliver an enhanced customer experience and strengthen customer loyalty, O2 UK intends to deploy significant additional resources into customer-facing areas, including opening a fourth major UK customer service centre, and further expanding the O2 retail network. To support these initiatives O2 UK plans to hire approximately 2,000 new retail, and customer service staff over the next two years, offsetting the cost of this expansion by targeting efficiencies across a wide range of managerial and administrative functions. This is expected to result in a reduction of up to 500 permanent positions in non customer-facing areas in early 2005/06, and give rise to an exceptional charge of GBP40 - GBP45 million, to be taken in the current financial year.

The Court approved scheme of arrangement undertaken during the fourth quarter, which includes payment of a premium of five pence per share on the 300 million shares for which a cash alternative was made available, gave rise to a total cost of GBP33 million. The GBP18 million cost of the transaction will be charged as a non-operating exceptional item in the current financial year, with the GBP15 million cost of the five pence per share premium charged directly to reserves.

-    Group capital expenditure

Capital expenditure is expected to be towards the top of the range of GBP1.3 to GBP1.4 billion previously indicated, with UMTS investment in the UK and in particular Germany offsetting lower than expected Airwave capital expenditure.

2.   Preliminary guidance for 2005/06 financial year (1)

-    O2 UK

Mid-single digit growth in net service revenue is expected, reflecting the remaining five months' impact of the September 2004 termination rate cut, and continuing competition in what is now a highly penetrated mobile market.

The EBITDA margin is expected to remain broadly stable, reflecting the competitiveness of the market, and O2 UK's programme to allocate substantial resources to develop additional customer-facing capabilities, and achieve higher long-term customer retention.

-    O2 Germany

Further strong service revenue growth is expected, mainly driven by continued rapid growth of the customer base. The EBITDA margin is expected to improve further, to around 20%, reflecting O2 Germany's continuing prioritisation of revenue growth, as well as the impact of UMTS network running costs and the continued costs of national roaming.

-    Group capital expenditure

Capital expenditure is expected to be in line with the total incurred in 2004/ 05, with higher UMTS network investment, particularly in Germany, offsetting the reduction in Airwave capital expenditure due to completion of the police network roll-out.

Peter Erskine, chief executive of O2 plc commented:

"Approaching the end of the financial year, all our businesses continue to perform well, and we expect to report in May that we have achieved all of our 2004/05 targets, and delivered superior revenue and EBITDA growth. All our businesses will enter the next financial year with strong momentum in their markets, built on the power of the O2 brand, attractive and innovative propositions for our customers, and effective distribution.

In the UK, our aim this year was to maintain a stable EBITDA margin and to deliver strong service revenue growth. This was achieved, and we expect to report a stable EBITDA margin for the full-year on a like-for-like basis, and service revenue growth in the 12-15% range, well ahead of our forecasts at the start of the year.

Looking ahead to 2005/06 in the UK, we expect mid-single digit service revenue growth, as new customer growth slows across the market. We are again targeting a broadly stable margin, because we plan to deploy significant additional resources into the customer-facing areas of our operations. This programme will include creating 2,000 new customer-facing jobs over the next two years, opening a fourth major UK customer service centre and expanding our retail network further. By delivering an enhanced customer experience, and strengthening customer loyalty, we aim to improve customer retention and reduce churn, to create a sustainable basis for enhanced long-term returns. We will offset the cost of this expansion by simplifying our activities in non-customer-facing areas, which will result in a reduction of up to 500 positions in these areas in early 2005/06.

In Germany, this year we aimed to increase the EBITDA margin into the high-teens, and to accelerate the rate of customer and revenue growth to take advantage of the market opportunity. This was achieved, and we expect to report service revenue growth and an EBITDA margin for 2004/05 in line with our guidance.

Our aim next year is to maintain this momentum in the German market, lifting the EBITDA margin to around 20% and delivering further strong service revenue growth, driven by sustained high-value customer growth. As we announced in November, we will support this rapid growth by stepping up our network investment significantly in Germany, as part of a five-year programme aiming to achieve UMTS network quality and population coverage that is competitive with the market leaders.

The end of the financial year will mark the successful completion by O2 Airwave of the police network roll-out, with service delivered on schedule to all 51 forces in Britain. We remain confident that the next phase of growth of the Airwave business, expanding the service beyond the core police network contract, can start to be developed in early 2005/06.
Across all the O2 businesses our aims for 2005/06 are straight-forward and clear
- we will continue to drive profitable growth, and we will build for the future, by putting in place the infrastructure and capabilities that we need to deliver the best experience for our customers."



(1) All 2005/06 guidance refers to UK GAAP

O2 plc contacts:
Richard Poston                               David Boyd
Director, Corporate Affairs                  Head of Investor Relations
O2 plc                                       O2 plc
richard.poston@o2.com                        david.boyd@o2.com
t: +44 (0)1753 628039                        t: +44 (0)1753 628230

David Nicholas John Crosse
Director of Communications                   Investor Relations Manager
O2 plc                                       O2 plc
david.nicholas@o2.com                        John.crosse@o2.com
t: +44 (0) 771 575 9176                      t: +44 (0)1753 628198

Simon Gordon
Head of Media Relations
O2 plc
simon.gordon@o2.com
t: +44 (0)771 007 0698

O2 press office: 01753 628402

     All O2 Group news releases can be accessed at our web site: www.o2.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements. We may also make written or oral forward-looking statements in:

- our periodic reports to the US Securities and Exchange Commission, also known as the SEC, on Forms 20-F and 6-K;

-    our annual report and accounts and half-yearly reports;

-    our press releases and other written materials; and

- oral statements made by our officers, directors or employees to third parties.

We have based these forward-looking statements on our current plans, expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Forward-looking statements speak only as of the date they are made.

Statements that are not historical facts, including statements about our beliefs and expectations are forward-looking statements. Words like "believe," "anticipate," "expect," "intend," "seek," "will," "plan," "could," "may," "might," "project," "goal," "target" and similar expressions often identify forward-looking statements but are not the only ways we identify these statements.

These statements may be found in this document generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in the above-mentioned reports, releases and statements.

If any one or more of the foregoing assumptions are ultimately incorrect, our actual results may differ from our expectations based on these assumptions. Also, the sector and markets in which we operate may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on our business, operating results and financial condition and the market price of our ordinary shares.

The information on our web site, any web site mentioned in this document or any web site directly or indirectly linked to our or any other web site mentioned in this document is not incorporated by reference into this document and you should not rely on it.

                                   (end)






                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 O2 plc


Date: 22 March, 2005                By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary